Exhibit 99.1

News Release

November 26, 2020

Turquoise Hill Comments on Letter from Short-Seller Odey Asset Management

MONTREAL, November 26, 2020 /PRNewswire/- Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”) today issued the following statement regarding the published letter to Rio Tinto plc from Odey Asset Management LLP, a short-seller in Turquoise Hill’s stock and claiming to be a shareholder of Rio Tinto who, in stark contrast and opposition to our shareholders, profits from a decline in Turquoise Hill’s share price:

“Odey’s letter to Rio Tinto contains a number of false assumptions and misinformation about Turquoise Hill and its funding plan. While Odey has a clear financial motive to depress Turquoise Hill’s share price, the Company is focused on executing its funding plan and maximizing value for shareholders.”

“Turquoise Hill’s management team and independent directors have previously announced a funding plan that seeks to maximize debt at the Oyu Tolgoi LLC level and minimize (or possibly even avoid) a rights offering, for the benefit of Turquoise Hill shareholders. We are pursuing tangible measures to execute on that plan, including engaging with Rio Tinto and our minority shareholders, market-testing debt and hybrid financing alternatives and initiating arbitration to clarify Rio Tinto’s obligations to Turquoise Hill.”

“The Funding Memorandum of Understanding between Rio Tinto and TRQ (the “funding MOU”) remains in place and continues to reflect the understandings between the parties as to funding-related matters. Work is ongoing to implement the funding MOU in full. Neither TRQ nor Oyu Tolgoi LLC has any intention or plan to prepay or refinance Oyu Tolgoi LLC’s existing US$4.4 billion project finance facilities (with proceeds of a rights offering or otherwise). This facility is expected to remain in place until its maturity. Contrary to Odey’s misleading assertions, Rio Tinto has no right to require the prepayment, refinancing or “removal” of Oyu Tolgoi LLC’s existing project finance facilities.”

“Odey mischaracterizes important aspects of the existing financing arrangements for the Oyu Tolgoi project, including the basis on which Rio Tinto has provided a completion support undertaking (CSU) to the project lenders. Rio Tinto does not, in fact, “subsidize” TRQ through the provision of this CSU or otherwise. The CSU is a limited, contingent commitment for which Rio Tinto is paid agreed CSU fees until “project completion,” the achievement of which is largely within Rio Tinto’s control as manager of the Oyu Tolgoi project (and in which capacity Rio Tinto also receives management fees). From 2012 through 30 September 2020, cumulative CSU fees paid to Rio Tinto amounted to approximately US$ 250 million, and cumulative management fees paid to Rio Tinto amounted to approximately US$ 360 million (including approximately $115 million in cumulative management fees capitalized).”

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

“If the full re-profiling of Oyu Tolgoi LLC’s existing project loans is achieved and Senior Supplemental Debt in the amount of US$500 million is raised (as contemplated by the funding MOU), the Company then estimates an additional US$ $1.1 billion would need to be sourced from further bank debt, bonds or metal streaming to fully fund Oyu Tolgoi LLC. In this scenario, no equity would be required (based on the assumptions underlying Turquoise Hill’s most recent public disclosures). If neither the re-profiling nor any additional debt (including Senior Supplemental Debt) or hybrid financing is completed, Turquoise Hill expects that it would need to raise additional equity of at least US$3.0 billion (based on the same assumptions).”

“Contrary to Odey Asset Management’s misleading assertions, in practice, Rio Tinto’s right under the 2015 financing support agreement to initiate a process potentially leading to a mandatory Turquoise Hill rights offering can, under the terms of the agreement, be countered by Turquoise Hill either certifying it has at least 180 days of cash resources or presenting a commercially viable alternative funding proposal. As a practical matter, the earliest time a rights offering could be triggered is estimated to be around December 2021, being approximately six months prior to Turquoise Hill’s cash resources being depleted. As of September 30, 2020, Turquoise Hill is forecast to have adequate cash resources to meet the requirements of the Company, including its operations and underground development, into Q2 2022.

Assuming successful re-profiling of the existing project debt, the Company estimates that Oyu Tolgoi will begin to generate sufficient cash flow to fully fund its operations (including any capital expenditure requirements and assuming successful re-profiling of existing project debt as previously disclosed) and to meet its debt service obligations approximately 12-14 months after October 2022 (the estimated timing for the achievement of sustainable first production). Turquoise Hill is, consistent with its previously announced funding strategy, actively taking steps to address its funding gap (in whole or in part) and to extend its liquidity depletion date by examining and evaluating various financing options for the Oyu Tolgoi project. Such options include additional debt from banks or international financial institutions, an offering of global medium-term notes and a gold streaming transaction.”

“Turquoise Hill has not failed in any way to deliver the Oyu Tolgoi project; the project is exclusively managed by a subsidiary of Rio Tinto plc pursuant to the terms of a management agreement.”

About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity, holds the remaining 34% interest.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the arbitration proceedings, including the potential benefits, timing and outcome of the arbitration proceedings; the expectations set out in the OTTR20; the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaint filed against the Company; liquidity, funding sources, funding requirements and planning and the status and nature of the Company’s ongoing discussions with Rio Tinto and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MOU); the amount of any funding gap to complete the Oyu Tolgoi Project; the amount and potential sources of additional funding; the Company’s ability to re-profile its existing project debt in line with current cash flow projections; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s and Rio Tinto’s understanding regarding the raising of supplemental senior debt and the Company’s ability to raise supplemental senior debt; the Company’s and Rio Tinto’s understanding regarding the process for identifying and considering other funding options; the Company’s and Rio Tinto’s understanding regarding the scope and timing for an equity offering by the Company to address any remaining funding gap; the Company’s intention to prioritise funding by way of debt and/or hybrid financing over equity funding; the Company’s expectation of the anticipated funding gap; the timing of studies, announcements and analyses; status of underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of SOPP and related amendments to the PSFA as well as power purchase agreements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the potential impact of COVID-19 on the Company’s business, operations and financial condition; capital and operating cost estimates, timing of completion of the definitive estimate review and the scope thereof; mill and concentrator throughput; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended; the willingness of third parties to extend existing power arrangements; the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance; the status and nature of the Company’s ongoing discussions with Rio Tinto and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MoU) as well as the commencement and conclusion of the arbitration proceedings, including the potential benefits, timing and outcome of the arbitration proceedings.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the definitive estimate review; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaint filed against the Company; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi as well as the status and nature of the Company’s ongoing discussions with Rio Tinto and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MOU); the potential impact of COVID-19; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in OTTR20); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s AIF, as supplemented by the “Risks and Uncertainties” section of the Q3 2020 MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the Q3 2020 MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

6